SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GTx, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40052B108

(CUSIP Number)

November 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 7,780,721
	8	Shared voting power 1,514,362
	9	Sole dispositive power 7,780,721
	10	Shared dispositive power 1,514,362
11	Aggregate amount beneficially owned by each reporting person
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.3%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 21,500
	8	Shared voting power 1,514,362
	9	Sole dispositive power 21,500
	10	Shared dispositive power 1,514,362
11	Aggregate amount beneficially owned by each reporting person 1,535,862
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,514,362
	8	Shared voting power not applicable
	9	Sole dispositive power 1,514,362
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 1,514,362
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person IN

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 435,869
	8	Shared voting power not applicable
	9	Sole dispositive power 435,869
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 435,869
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 452,522
	8	Shared voting power not applicable
	9	Sole dispositive power 452,522
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 452,522
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

CUSIP No. 40052B108
1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 443,422
	8	Shared voting power not applicable
	9	Sole dispositive power 443,422
	10	Shared dispositive power not applicable
11	Aggregate amount beneficially owned by each reporting person 443,422
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person OO

Item 1.	Security and Issuer

This statement on Schedule D relates to the common stock, par value $0.001 per share (“common stock”), of GTx, Inc., a Delaware corporation (“GTXI”), whose principal executive offices are located at 175 Toyota Plaza, 7th floor, Memphis, Tennessee 38103.

Item 2.	Identity and Background

The following information is provided for the persons filing this statement:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Renate Schuler
Residence or business address:	Crab Tree Farm
Post Office Box 531
Lake Bluff, Illinois 60044
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Nature:	Not-for-profit corporation
State or other place of organization:	Illinois
Principal business:	Private operating foundation
Principal office:	28161 North Keith Drive
Lake Forest, Illinois 60045

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225 McKinney, Texas 75069

Name:	Therese Heidi Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225 McKinney, Texas 75069

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

During the last five years, none of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration

Each person filing this statement used personal funds as the source of payment of the purchase price of the shares of GTXI common stock reported on this statement.

In the case of each such person, no part of the purchase price is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of GTXI common stock reported on this statement.

Item 4.	Purpose of Transaction

In the case of each person filing this statement, the shares of GTXI common stock reported on this statement were acquired for investment purposes.

Depending upon market conditions and other factors, in the future each of the persons filing this statement may consider the purchase of additional shares of GTXI common stock, or the disposition of existing shares, in the open market or otherwise; but at present, none of the persons filing this statement has any plans or proposals for any such purchase or disposition.

At present, none of the persons filing this statement has any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GTXI or any subsidiary; (ii) a sale or transfer of a material amount of GTXI’s assets or the assets of any subsidiary; (iii) any change in the present board of directors or management of GTXI or in the number or term of directors or in filling any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of GTXI; (v) any other change in GTXI’s business or corporate structure; (vi) any change in GTXI’s certificate of incorporation or bylaws or other actions that may impede the acquisition or control of GTXI by any person; (vii) causing GTXI common stock or other equity securities of GTXI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of GTXI becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to those enumerated in clauses (i)-(viii).

Item 5.	Interest in Securities of the Issuer

This statement is filed for 10,648,396 shares of GTXI common stock consisting of (i) 7,789,721 shares owned by Jack W. Schuler directly and through an individual retirement account for his benefit, (ii) 21,500 shares owned by Renate Schuler, Mr. Schuler’s wife, (iii) 1,514,362 shares owned by the Schuler Family Foundation, (iv) 435,869 shares owned by the Tanya Eva Schuler Trust, (v) 452,522 shares owned by the Therese Heidi Schuler Trust and (vi) 443,422 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children, all of whom are adults and none of whom reside with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by his wife, Renate Schuler, (ii) the shares owned by the Schuler Family Foundation and (iii) the shares owned by any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation and (ii) the shares owned by any of the Trusts.

(a) Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 10,648,396 shares of GTXI common stock, representing 21.0% of the shares of GTXI common stock outstanding (determined on the basis of 50,719,187 shares outstanding as of November 4, 2010, as disclosed by the quarterly report on Form 10-Q that GTXI filed for the quarter ending September 30, 2010).

(b) Individual amounts beneficially owned

for Jack W. Schuler:

(i) Sole power to vote or to direct the vote:	7,780,721
(ii) Shared power to vote or direct the vote:	1,514,362*
(iii) Sole power to dispose or to direct the disposition of:	7,780,721
(iv) Shared power to dispose of to direct the disposition of:	1,514,362*

*	Mr. Schuler shares the voting and dispositive power in respect of the 1,514,362 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i) Sole power to vote or to direct the vote:	21,500
(ii) Shared power to vote or direct the vote:	1,514,362	*
(iii) Sole power to dispose or to direct the disposition of:	21,500
(iv) Shared power to dispose of to direct the disposition of:	1,514,362	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 1,514,362 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i) Sole power to vote or to direct the vote:	1,514,362
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	1,514,362
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Tanya Eva Schuler Trust:

(i) Sole power to vote or to direct the vote:	435,869
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	435,869
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Therese Heidi Schuler Trust:

(i) Sole power to vote or to direct the vote:	452,522
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	452,522
(iv) Shared power to dispose of to direct the disposition of:	not applicable

for the Tino Hans Schuler Trust:

(i) Sole power to vote or to direct the vote:	443,422
(ii) Shared power to vote or direct the vote:	not applicable
(iii) Sole power to dispose or to direct the disposition of:	443,422
(iv) Shared power to dispose of to direct the disposition of:	not applicable

(c) Recent transactions

From (and including) November 1, 2010 through the date of filing this statement, there have been the following transactions on the open market in GTXI equity securities by the persons filing this statement:

Name	Date	Purchase (P) or Sale (S)		Number of Shares	Price Per Share
Jack W. Schuler	11/01/10	P		3,217,587	$2.8000
	11/03/10	S	(1)	264,800	4.8800
	11/08/10	P	(2)	471,300	4.0000
	11/08/10	P	(3)	6,800	4.0000
	11/29/10	S		1,700,000	2.7550
Renate Schuler	12/14/10	S		21,500	2.5800
Schuler Family Foundation	11/29/10	P		1,700,000	2.7550
Tanya Eva Schuler Trust	12/14/10	P		15,000	2.4824
	12/17/10	P		5,000	2.6003
	12/20/10	P		2,233	2.5945
	12/21/10	P		3,000	2.5984
	12/22/10	P		2,118	2.5888
	12/27/10	P		4,500	2.6986
	12/29/10	P		2,400	2.7000
	12/30/10	P		4,100	2.6620
Therese Heidi Schuler Trust	12/14/10	P		15,000	2.4824
	12/17/10	P		5,000	2.6003
	12/20/10	P		2,233	2.5945
	12/21/10	P		3,000	2.5984
	12/22/10	P		2,118	2.5888
	12/27/10	P		4,500	2.6986
	12/29/10	P		2,400	2.7000
	12/30/10	P		4,100	2.6620
Tino Hans Schuler Trust	12/14/10	P		15,000	2.4824
	12/17/10	P		5,000	2.6003
	12/20/10	P		2,233	2.5945
	12/21/10	P		3,000	2.5984
	12/22/10	P		2,118	2.5888
	12/27/10	P		4,500	2.6986
	12/29/10	P		2,400	2.7000
	12/30/10	P		4,100	2.6620

(1)	Purchase of put for 264,800 shares at $7.50 per share expiring November 20, 2010.
(2)	Sale of put for 471,300 shares at $4.00 per share expiring May 21, 2011.
(3)	Purchase upon (partial) exercise by counterparty of put sold on November 3 , 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for relationships previously described in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of GTXI, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

No agreements or other material is required to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2011.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee